UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	001-13113

SAKS INCORPORATED

(Exact name of registrant as specified in its charter)

12 East 49th Street, New York, New York 10017 212-940-5305

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.10

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of Common Stock, par value $0.10 per share, holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, Saks Incorporated has caused this certification/notice to be signed and filed on its behalf by the undersigned duly authorized person.

Date: November 15, 2013	By:	/s/ David Pickwoad
	Name:	David Pickwoad
	Title:	General Counsel and Secretary